UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                               Washington,D.C. 20549


                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                           (Amendment No.______)*


                           Galaxy Nutritional Foods, Inc
                __________________________________________________
                               (Name of Issuer)


                                 Common Stock
               __________________________________________________
                          (Title of Class of Securities)

                                   36317Q104
                    __________________________________________
                                (CUSIP Number)

                             December 3, 2008
                ______________________________________________________
                (Date of Event Which Requires Filing of this Statement)


       Check the appropriate box to designate the rule pursuant to which this Schedule is filled:



               []  Rule 13d-1(b)

               [X] Rule 13d-1(c)

               []  Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's inital filing on this form with respect to the subject class of securitites, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherswise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).




            CUSIP No. 36317q104

            ___________________________________________________________________

              1. Names of Reporting Persons.
                  I.R.S.Identification Nos. of above persons(entities only).

                  KERRY DAVID RYAN
            ................................................................
            ___________________________________________________________________

               2. Check the Appropriate Box is a Member of a Group.


                 (a)....................

                 (b) X..................
            __________________________________________________________________
               3. SEC Use Only.........
            __________________________________________________________________
               4.Citizenship or Place of Organization...United States
            __________________________________________________________________


            Number of Shares          5. Sole Voting Power... 1,713,732
            Beneficially Owned        6. Shared Voting Power... 0
            By Each Reporting         7. Sole Dispositive Power...1,713,732
            Person With:              8. Shared Dispositive Power...0

            __________________________________________________________________

            9. Aggregate Amount Beneficially Owned by Each Reporting Person..
                    ....1,713,732.
            10. Check if the Aggregate Amount in Row (9) Excludes Certain
                    Shares(See Instructions)......
            11. Percent of Class Represented by Amount in Row(9)....6.3%

            12. Type of Reporting Person (See Instructions)...INDIVIDUAL

          ITEM 1.

                 (a) Name of Issuer..Galaxy Nutritional Foods Inc.
                 (b) Address of Issuer's Principal Executive Offices..
                      5955 T.G. Lee Blvd.,Suite 201
                      Orlando, Florida 32822

          ITEM 2.

                 (a) Name of Person Filing...Kerry David Ryan
                 (b) Address of Principal Residence...
                            531 Arbramar Ave.,
                            Pacific Palisades, Ca. 90272
                 (c) Citizenship...United States
                 (d) Title of Class of Securities...Common Stock
                 (e) CUSIP Number 36317Q104

          ITEM 3. If this statemnt is filed pursuant to 240.13d(b) or (c), check whether the person filing is a:
                     (a) [] Broker or dealer registered under section 15 of the
                      Act(15 U.S.C. 78o).

                 (b) [] Bank as defined in section 3(a)(6) of the Act
                      (15 U.S.C. 78c).

                 (c) [] Insurance company as defined in section 3(a)(19) of the
                       Act(15 U.S.C 78c).

                 (d) [] Investment company registered under section 8 of the
                        Investment Company Act of 1940(15 U.S.C. 80a-8).

                 (e) [] An investment adviser in accordance with
                         240.13d-1(b)(1)(ii)(E);

                 (f) [] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

                 (g) [] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

                 (h) [] A savings associations as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);

                 (i) [] A church plan that is excluded for the definition of an
                        Investment Company Act of 1940 (15 U.S.C. 80a-3);

                 (j) [] Group, in accourdance with 240.13d-1(b)(1)(ii)(j).

           ITEM 4. OWNERSHIP

                    Provide the following information regarding the aggregate
                  number and percentage of the class of securities of the issuer identified in Item 1.

                 (a) Amount beneficially owned ...1,713,732
                 (b) Percent of class...6.3%
                 (c) Number of shares as to which the person has:

                  (i) Sole power of vote or to direct the vote...1,713,732
                  (ii) Shared power to vote or to direct the vote...0
                  (iii) Sole power to dispose or to direct the disposition
                      of ...1,713,732
                  (iv) Shared power to dispose or to direct the disposition
                      of...0


           ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that
                 as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

           ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
                     OF ANOTHER PERSON.

                  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds for the sale of,such securities,a statement of that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee bendfit plan, pension fund or endowment fund is not required.

           ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                 If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule
                 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

           ITEM 8. IDENTIFICATION AND CLASSIFICATION OF THE MEMBERS OF THE GROUP If a group has filed this schedule pursuant of 240.13d(b)
                (1)(ii)(j),so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attachan exhibit stating the identity of each member of the group.

           ITEM 9. NOTICE OF DISSOLUTION OF GROUP
                Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required,by members of the group, in their individual capacity. See Item 5.

           ITEM 10. CERTIFICATION

             (a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

             (b) THE FOLLOWING CERTIFICATION SHALL BE INCLUDED IF THE STATEMENT IS FILED PURSUANT TO 240.13D-1(C):

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and not held in connection with or as a participant in any transaction having the purpose or effect.


                                         SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                January 23, 2009
                                         _______________________________
                                                    Date


                                                KERRY DAVID RYAN
                                         _______________________________
                                                  Signature


                                                KERRY DAVID RYAN
                                         _______________________________
                                                  Name/Title